

March 30, 2009

<u>Via U.S. mail</u>

Mr. Robert E. Swanson
Chief Executive Officer
Ridgewood Energy X Fund, LLC
947 Linwood Avenue
Ridgewood, NJ 07450

> **Re: Ridgewood Energy X Fund, LLC**
> **Registration Statement on Form 10-12G**
> **Filed March 5, 2009**
> **File No. 0-53591**

Dear Mr. Swanson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with Edgar. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

Cover Page

2.   We note that you are registering "Share of Membership Interests." However, it appears that in fact there are two classes of Membership Interests – Limited Liability Shares and Investor GP Shares. Revise the cover page to indicate which class or classes you are registering. Please advise or revise.

Manager, page 3

3.   Provide a table that aggregates all of the fees that have been paid to the Manager and a table that shows all of the fees that will be paid to the Manager. We note our comment number 4 issued in our comment letter dated July 10, 2008 regarding Ridgewood Energy V Fund, LLC and Ridgewood Energy W Fund, LLC in which you indicated that you would provide such an aggregation in future filings.

4.   Include disclosure in your paragraph regarding the annual management fee that states that the Manager is entitled to receive the management fee regardless of the Fund's profitability in any given year.

Properties, page 5

5.   In relation to your in-process exploratory wells, we note you disclose an amount titled "drilling risk". Please expand your disclosure to elaborate upon what this amount represents, how it has been derived, and how this amount relates to amounts reported in your financial statements.

Future Projects / Currently Drilling, page 5

6.   We note you disclose the total estimated budget for each project. Please modify your disclosure to clarify whether this amount represents your portion of the total estimated project cost or the amount for all working interest owners, combined.

Description of Registrant's Securities to be Registered, page 19

7.   Please clarify the difference between a Limited Liability Share and an Investor GP Share. Further, include disclosure regarding how many investors hold each type/class of share.

Removal of Manager, page 22

8.   We note Section 6.1.3 of your Limited Liability Company Agreement filed as Exhibit 3.2. Please clarify in your disclosure that the Manager may only be removed if there is an affirmative vote of a majority of shareholders <u>and</u> the Manager has committed an illegal act or an act of gross negligence or willful misconduct that has had a material adverse effect on the Fund.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano, at (202) 551-3319 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Giugliano
        M. Wojciechowski
        J. Madison

        Via facsimile:
        Robert E. Swanson
        (201) 447-0474